SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                            MINDEN BANCSHARES, INC.
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                             (Name of Issuer)

                  Common Stock, $2.50 par value per share
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                        (Title of Class of Securities)

                               Not Applicable
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                               (CUSIP Number)

                     Robert W. Hines, Jr., P. 0. Box 400
                    Minden, LA  71058-0400 (318) 377-4283
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         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
                            February 2, 1999
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( )

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                               Page 1 of 5
                      No Exhibits Contained Herein


     The information required in the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No		      Not Applicable
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1)  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
     (entities only)
                             James D. Madden
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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3)  SEC Use Only
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4)  Source of Funds         Not Applicable
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2 (d) or 2 (c)
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6)  Citizenship or Place of Organization                               U.S.
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Number of
Shares	           		7)  Sole Voting Power	                             5,637
Beneficially        ---------------------------------------------------------
Owned by	          	8)  Shared Voting Power                                0
Each                ---------------------------------------------------------
Reporting	         	9)  Sole Dispositive Power                         5,637
Person              ---------------------------------------------------------
With                10)  Shared Dispositive Power                          0
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person      5,637
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
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13)  Percent of Class Represented by Amount in Row (11)                 2.05%
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14)  Type of Reporting Person (See Instructions                         IN
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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13-D relates to the Common Stock, $2.50 par value per share ("Common Stock"), issued by Minden Bancshares, Inc., a Louisiana corporation (the "Company"). The address of the principal executive office of the Company is 401 Main Street, Minden, LA 71055. The mailing address of the Company is P.O. Box 400, Minden, LA 71058-0400.

ITEM 2.  IDENTITY AND BACKGROUND

    	This statement is filed on behalf of James D. Madden (the "Reporting Person"). On February 2, 1999, Madden Contracting Company, Inc., family owned corporation of the Reporting Person, sold to the four children of the Reporting Person, all of majority age, in equal number shares, all of its shares (numbering 13,539) previously reported as beneficially owned by the Reporting Person. This transaction reduces to 2.0%, the number of shares now owned by the Reporting Person, thus this amendment is filed to effectively remove the Reporting Person from the Section 13 reporting requirements.

    	The Reporting Person began serving as Director of Webster Bank & Trust Company from its formation in 1970 and as Director of Webster Bancshares, Inc. from its formation in 1984. The Reporting Person was elected Chairman of the Board of Directors at Webster Bancshares, Inc. and Webster Bank & Trust Company in 1985 and served in that capacity until the merger with the Company on December 1, 1992, and became Director of the Company and its banking subsidiary, Minden Bank & Trust Company.

    	(a)  James D. Madden

     (b)  Whose mailing address is One Willow Creek Road, Minden, LA 71055.

     (c) The Reporting Person is President of Madden Contracting Company, Inc., whose mailing address is P. O. Box 856, Minden, LA 71058-0856.
          Madden Contracting Company, Inc.'s primary activities are highway and heavy construction.

     (d) The Reporting Person has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) of any nature.

     (e) The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of comp-etent jurisdiction pertaining to Federal or State securities laws.

    	(f)  The Reporting Person is a U. S. Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    	Not applicable

ITEM 4.  PURPOSE OF TRANSACTION

    	Not applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person holds 5,537 shares of Common Stock in his name. The total shares beneficially owned amount to 5,537 or 2.0% of total outstanding Common Stock of 280,583 shares. See ITEM 2. for expla-nation of reduction in number of shares beneficially owned.

     (b) The Reporting Person has the sole power to vote and dispose of the stock held in his name.

     (c) There were no transactions effected by the Reporting Person during the past 60 days.

     (d) No other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported.

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    	There are no outstanding contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the issuer, including but not limited to transfer or voting or securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    	None


                                      SIGNATURE

    	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 31, 1999                                /S/ James D. Madden
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        Date			                		                        Signature

						                                                James D. Madden
	                                              ------------------------------
								                                                   Name